Exhibit 12.1
Statement re:
Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
Technical Olympic USA	2005	2004	2003	2002	2001
Pretax income from continuing operations	$344,881	$189,957	$130,266	$106,941	$139,983
Less: Income from equity investees	18,477	44	750	750	918
Less: Minority interest	—	—	(100)	—	99
Distributed income from equity investees	—	—	1,250	1,374	735
Amortization of capitalized interest	66,337	50,454	35,348	28,133	34,241
Interest expense	2,025	962	1,673	257	1,087
Fixed charges	84,929	68,500	62,186	30,482	26,297
Less: Interest capitalized during the period	81,461	66,151	55,139	27,742	22,067

Earnings	$398,234	$243,678	$174,934	$138,695	$179,259

Net amortization of debt discount and premium and issuance expense	$3,322	$4,200	$3,840	$1,474	$1,735
Interest portion of rental expense	1,443	1,387	750	589	589
Interest incurred, whether expensed or capitalized	80,164	62,913	57,596	28,419	23,973

Fixed Charges	$84,929	$68,500	$62,186	$30,482	$26,297

Ratio of Earnings to Fixed Charges	4.7	3.6	2.8	4.6	6.8